RECEIVED

2010 MAR 26 P 12:02

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

23 Mar 2010

[redacted]

10015435

SUPPL

Dear Sirs

**Re: File Number 82-2971**
**New World Development Co Ltd**
**<u>Rule 12g3-2 (b) exemption</u>**

We refer to the above and enclose herewith Announcement dated 3 March 2010, 5 March 2010, 12 March 2010 and 17 March 2010 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

新世界發展有限公司
**New World Development Company Limited**
(incorporated in Hong Kong with limited liability)

**(Stock Code: 0017)**

# DISCLOSEABLE TRANSACTION
# FORMATION OF A JOINT VENTURE
# TO DEVELOP THE PROJECT

The Board is pleased to announce that on 2 March 2010, the Tender Offer submitted by Fast New on behalf of the consortium formed jointly by the Company and Wheelock Properties was accepted by MTR in respect of the development of the Project. Fast New is jointly held by Newring, a wholly-owned subsidiary of the Company, and Joy Radiant, a wholly-owned subsidiary of Wheelock Properties, in equal shares. The Company and Wheelock Properties will jointly develop the Project through their respective shareholding of 50% in Fast New. The total capital commitment of the Company in relation to Fast New is expected to be HK$5.8 billion approximately, representing 50% of the budgeted development and related costs of the Project of approximately HK$11.7 billion.

As one or more of the applicable percentage ratio(s) under Rule 14.07 of the Listing Rules in respect of the total capital commitment of the Company in relation to Fast New exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules.

## THE TENDER

On 24 February 2010, Fast New, as the project company and tenderer, submitted the Tender Offer to MTR on behalf of the consortium formed jointly by the Company and Wheelock Properties. On 2 March 2010, the Tender Offer was accepted by MTR. Fast New and MTR will enter into the Development Agreement in relation to the development of the Project on or before 23 March 2010.

Fast New is directly owned as to 50% by each of Newring, an indirect wholly-owned subsidiary of the Company and Joy Radiant, an indirect wholly-owned subsidiary of Wheelock Properties respectively. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, each of MTR and Wheelock Properties and its ultimate beneficial owner are third parties independent of the Company.

Each of Newring and Joy Radiant will have equal representation on the board of directors of Fast New. Any dividends and other distributions made by Fast New shall be distributed to Newring and Joy Radiant in proportion to their respective shareholding in Fast New. Fast New will be recorded in the financial statements of the Group as a jointly-controlled entity using the equity method of accounting. The Group and the Wheelock Properties Group will enter into a joint venture agreement in respect of their respective obligations and commitments in relation to Fast New.



## THE PROJECT

The Project comprises Site C and Site D covering a total site area of 295,181 square feet. The permissible total gross floor area is approximately 1,282,165 square feet for residential use.

## FINANCING OF FAST NEW

The Group may in future provide finance, guarantees and/or security in respect of 50% of the development and related costs of the Project. The Group's portion of funding is expected to be financed by internal resources, existing corporate banking facilities and project financing as deemed appropriate by the Board.

The total development and related costs of the Project are budgeted at approximately HK$11.7 billion. However, depending on various market and other factors, the final figure for the total development and related costs may vary.

## GUARANTEE

Pursuant to the Development Agreement, the Company and Wheelock Properties as the guarantors will on the date of execution of the Development Agreement enter into the Guarantee under which each of the Company and Wheelock Properties will agree to guarantee to MTR the due and punctual performance and fulfillment of all obligations of Fast New under or arising out of or in connection with the Development Agreement until Fast New has fulfilled all such obligations, provided that the respective liability of each of the Company and Wheelock Properties under this Guarantee in respect of the costs of the performance of any such obligations shall on no account exceed 50%.

## REASONS FOR THE TRANSACTION

One of the main business areas of the Group is property development and investment in Hong Kong. The formation of the joint venture and the development of the Project are consistent with the core business strategies of the Group and are a continuation of the Group's principal activity in Hong Kong with other business partners.

The Directors (including the independent non-executive Directors) consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

## INFORMATION ON THE GROUP

The Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

## INFORMATION ON THE WHEELOCK PROPERTIES GROUP

The principal business activities of Wheelock Properties Group are ownership of properties for development and letting as well as investing holding.

## FINANCIAL INFORMATION

As Fast New was incorporated on 18 June 2008 and has undertaken no business activities since the date of incorporation, no profit has been generated by Fast New for the two financial years ended 31 December 2008 and 2009.

**GENERAL**

As one or more of the applicable percentage ratio(s) under Rule 14.07 of the Listing Rules in respect of the total capital commitment of the Company in relation to Fast New exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules.

**DEFINITIONS**

| | |
|---|---|
| "Board" | the board of Directors |
| "Company" | New World Development Company Limited (stock code: 17), a company incorporated in Hong Kong with limited liability the shares of which are listed on the main board of the Stock Exchange |
| "Development Agreement" | the development agreement to be entered into by Fast New, Wheelock Properties, the Company and MTR in relation to the development of the Project on or before 23 March 2010 |
| "Directors" | the director(s) of the Company |
| "Fast New" | Fast New Limited, a company incorporated in Hong Kong with limited liability |
| "Guarantee" | the guarantee to be entered into by the Company and Wheelock Properties as guarantors in favour of MTR on the date of execution of the Development Agreement in relation to the performance and fulfillment of the obligations of Fast New under the Development Agreement. |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Joy Radiant" | Joy Radiant Limited, a company incorporated in the British Virgin Islands with limited liability, an indirect wholly-owned subsidiary of Wheelock Properties |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "MTR" | MTR Corporation Limited (stock code: 66), a company incorporated in Hong Kong with limited liability the shares of which are listed on the main board of the Stock Exchange |
| "Newring" | Newring Limited, a company incorporated in the British Virgin Islands with limited liability, an indirect wholly-owned subsidiary of the Company |
| "Project" | the Austin Station Property Developments Site C and Site D |
| "Site C" | to be known as Kowloon Inland Lot No. 11126 bound by Jordan Road, Canton Road, Wui Cheung Road and a future extension of Wui Man Road |
| "Site D" | to be known as Kowloon Inland Lot No. 11129 bound by Wui Cheung Road, Canton Road, Austin Road West and Wui Man Road |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Tender Offer" | the tender offer submitted by Fast New on 24 February 2010 for the development of the Project |
| "Transaction" | the formation of a joint venture for the development of the Project by the Company |
| "Wheelock Properties" | Wheelock Properties Limited (stock code: 49), a company incorporated in Hong Kong with limited liability the shares of which are listed on the main board of the Stock Exchange |
| "Wheelock Properties Group" | Wheelock Properties and its subsidiaries |



By Order of the Board
**Leung Chi-Kin, Stewart**
*Company Secretary*

Hong Kong, 3 March 2010

*As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.*

HKEx 香港交易所

**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :** 28/02/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 03/03/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

| | No. of ordinary shares | Par value (*State currency*) | Authorised share capital (*State currency*) |
|---|---|---|---|
| Balance at close of preceding month | 10,000,000,000 | HK$1.00 | HK$10,000,000,000 |
| Increase/(decrease) | Nil | | Nil |
| Balance at close of the month | 10,000,000,000 | HK$1.00 | HK$10,000,000,000 |

(2) Stock code : Description :

| | No. of ordinary shares | Par value (*State currency*) | Authorised share capital (*State currency*) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(decrease) | | | |
| Balance at close of the month | | | |

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

| | No. of preference shares | Par value (*State currency*) | Authorised share capital (*State currency*) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(decrease) | | | |
| Balance at close of the month | | | |

3. Other Classes of Shares

Stock code : Description :

| | No. of other classes of shares | Par value (*State currency*) | Authorised share capital (*State currency*) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(decrease) | | | |
| Balance at close of the month | | | |

Total authorised share capital at the end of the month (*State currency*) : **HK$10,000,000,000**

## II. Movements in Issued Share Capital

| | No. of ordinary shares (1) | No. of ordinary shares (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 3,900,653,205 | N/A | N/A | N/A |
| Increase/ (decrease) during the month | - | N/A | N/A | N/A |
| Balance at close of the month | 3,900,653,205 | N/A | N/A | N/A |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month: Granted | Exercised | Cancelled | Lapsed | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. Share Option Scheme adopted on ( 24 /11/2006 ) Ordinary shares *(Note 1)* | Nil | Nil | Nil | Nil | Nil | 123,271,230 |
| 2. N/A ( / / ) shares *(Note 1)* | | | | | | |
| 3. N/A ( / / ) shares *(Note 1)* | | | | | | |

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry - dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. ( / / ) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 2. ( / / ) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. ( / / ) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4. ( / / ) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. Convertible Bonds issued by Sherson Limited due 2014 | HKD | 6,000,000,000 | Nil | 6,000,000,000 | Nil | 224,014,336 |
| Stock code (if listed) N/A<br>Class of shares issuable *(Note 1)* Ordinary<br>Subscription price HKD26.784<br>EGM approval date (if applicable) (dd/mm/yyyy)) ( /N/A/ ) | | | | | | |
| 2. N/A | | | | | | |
| Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3. N/A | | | | | | |
| Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4. N/A | | | | | | |
| Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1. ( / / ) shares *(Note 1)* | | |
| 2. ( / / ) shares *(Note 1)* | | |
| 3. ( / / ) shares *(Note 1)* | | |
| Total D. (Ordinary shares) | | |
| (Preference shares) | | |
| (Other class) | | |

Other Movements in Issued Share Capital

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1. Rights issue | At price : State currency ____ | Class of shares issuable (Note 1) ____<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |
| 2. Open offer | At price : State currency ____ | Class of shares issuable (Note 1) ____<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |
| 3. Placing | At price : State currency ____ | Class of shares issuable (Note 1) ____<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |
| 4. Bonus issue | | Class of shares issuable (Note 1) ____<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |

For Main Board and GEM listed issuers

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 5. Scrip dividend | At price : State currency ____ | Class of shares issuable (Note 1) ____<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |
| 6. Repurchase of shares | | Class of shares repurchased (Note 1) ____<br>Cancellation date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |
| 7. Redemption of shares | | Class of shares redeemed (Note 1) ____<br>Redemption date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |
| 8. Consideration issue | At price : State currency ____ | Class of shares issuable (Note 1) ____<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ____ | ____ |

| Type of Issue | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 9. Capital reorganisation | | Class of shares issuable (Note 1) ______<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| 10. Other (Please specify) | At price : State currency ______ | Class of shares issuable (Note 1) ______<br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br>EGM approval date: (dd/mm/yyyy) ( / / ) | ______ | ______ |
| | | Total E. (Ordinary shares) Nil<br>(Preference shares) N/A<br>(Other class) N/A | | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | Nil |
| | (2) | N/A |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | N/A |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | N/A |
| *(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)* | | |

For Main Board and GEM listed issuers

**Remarks (if any):**

**Nil**

**Submitted by:** Leung Chi Kin

**Title:** Company Secretary
(Director, Secretary or other duly authorised officer)

*Notes :*

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

**(Stock Code: 0017)**

**DATE OF BOARD MEETING**

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 17 March 2010 for the purpose of, among other matters, approving the release of the interim results of the Company and its subsidiaries for the six months ended 31 December 2009 and considering the payment of an interim dividend.

By Order of the Board
**Leung Chi-Kin, Stewart**
*Company Secretary*

Hong Kong, 5 March 2010

*As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
**(stock code: 17)**

新創建 NWS
新創建集團有限公司*
NWS HOLDINGS LIMITED
*(incorporated in Bermuda with limited liability)*
**(stock code: 659)**

## CONNECTED TRANSACTION: DISPOSAL OF SUBSIDIARY

Pursuant to the Agreement, the PRC Party has agreed to purchase and procure its nominee(s) to purchase from NWSPMWZ its 55% equity interest in WZNWT for the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million). The respective boards of directors of NWD and NWS are pleased to announce that subsequent to the signing of the Agreement, on 12 March 2010, NWSPMWZ has entered into the Share Transfer Contract with the PRC Party and the Nominee, pursuant to which NWSPMWZ has agreed to sell and the PRC Party and the Nominee have agreed to purchase 30% and 25% respectively of NWSPMWZ's equity interest in WZNWT for the Consideration.

On 12 March 2010, NWSPMWZ, the PRC Party and the Nominee have entered into the Supplemental Contract setting out the arrangement for the payment of the Consideration and the completion date.

The Nominee is a 93.5% owned subsidiary of the PRC Party. As mentioned in the Announcement, upon completion of the Share Transfer Contract, NWS will no longer hold any equity interest in WZNWT.

Reference is made to the joint announcement of NWD and NWS dated 30 September 2009 ("**Announcement**") in relation to the Disposal. Unless otherwise stated, terms defined in the Announcement have the same meanings when used in this announcement.

Pursuant to the agreement dated 30 September 2009 signed between NWSPMWZ and the PRC Party ("**Agreement**"), the PRC Party has agreed to purchase and procure its nominee(s) to purchase from NWSPMWZ its 55% equity interest in WZNWT for the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million). The respective boards of directors of NWD and NWS are pleased to announce that subsequent to the signing of the Agreement, on 12 March 2010, NWSPMWZ has entered into a share transfer contract ("**Share Transfer Contract**") with the PRC Party and its nominee,



Ngan Tong Company Limited ("**Nominee**"), pursuant to which NWSPMWZ has agreed to sell and the PRC Party and the Nominee have agreed to purchase 30% and 25% respectively of NWSPMWZ's equity interest in WZNWT for the Consideration.

Under the Share Transfer Contract, the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million) shall be paid to NWSPMWZ in cash as to (i) RMB153,818,000 (equivalent to approximately HK$174.8 million) by the PRC Party and (ii) RMB128,182,000 (equivalent to approximately HK$145.7 million) by the Nominee.

On 12 March 2010, NWSPMWZ, the PRC Party and the Nominee have entered into a supplemental contract ("**Supplemental Contract**") setting out the arrangement for the payment of the Consideration and the completion date. On 12 March 2010, NWSPMWZ, the PRC Party, the Nominee and the bank have also entered into an agreement ("**PRC Designated Account Agreement**") regarding the arrangement for the transfer of the Consideration deposited at the PRC Designated Account (as defined below).

Pursuant to the Supplemental Contract and the PRC Designated Account Agreement, the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million) shall be paid in cash by the PRC Party and the Nominee in the following manner:–

(1) a sum of RMB197.4 million (equivalent to approximately HK$224.3 million), representing 70% of the Consideration, has been deposited by the PRC Party to a bank account in the PRC designated by NWSPMWZ after the date of the Agreement and upon the hand-over of the management rights of WZNWT to the PRC Party on 13 November 2009;

(2) a further sum of RMB42.3 million (equivalent to approximately HK$48.1 million), representing 15% of the Consideration, shall be deposited by the PRC Party and the Nominee to a bank account in the PRC designated by NWSPMWZ within 15 working days from the date of obtaining the approval of the Disposal from Department of Commerce of Zhejiang Province;

(3) NWSPMWZ shall procure that the 85% of the Consideration deposited at its designated bank account in the PRC as referred to above shall be transferred to a bank account in the PRC ("**PRC Designated Account**") jointly designated by NWSPMWZ, the PRC Party and the Nominee within 15 working days from the date of approval of the registration of the Disposal by Zhejiang Administration for Industry & Commerce ("**Approval Date**");

(4) on the first working day immediately after the PRC Designated Account has been credited with the 85% of the Consideration but not later than 15 working days from the Approval Date, a sum of RMB128,182,000 (equivalent to approximately HK$145.7 million), representing the consideration payable by the Nominee under the Share Transfer Contract, after deduction of all tax payable by NWSPMWZ under the applicable law, shall be paid in Hong Kong by the Nominee to a bank account in Hong Kong designated by NWSPMWZ; and

(5) on the second working day immediately after the PRC Designated Account has been credited with the 85% of the Consideration but not later than 15 working days from the Approval Date, NWSPMWZ, the PRC Party and the Nominee shall procure the transfer of RMB153,818,000 (equivalent to approximately HK$174.8 million), representing the consideration payable by the PRC Party under the Share Transfer Contract, in the PRC Designated Account, after deduction of all tax payable by NWSPMWZ under the applicable law, to a bank account in Hong Kong designated by NWSPMWZ and any balance retained in the PRC Designated Account, after the deduction of the payment to NWSPMWZ as mentioned above, shall be refunded in accordance with the terms of the PRC Designated Account Agreement.

If NWSPMWZ delays in procuring the remittance of 85% of the Consideration to the PRC Designated Account as mentioned in paragraph (3) above, the respective dates of the payment of the Consideration by the PRC Party and the Nominee will be extended accordingly.

Except for NWSPMWZ's delay in remitting 85% of the Consideration to the PRC Designated Account, or in performing its other obligations under the Supplemental Contract, completion of the share transfer shall take place on or before 31 March 2010.

**INFORMATION ON THE NOMINEE**

The Nominee is principally engaged in trading business. As at the date of this announcement, the Nominee is a 93.5% owned subsidiary of the PRC Party. As mentioned in the Announcement, upon completion of the Share Transfer Contract, NWS will no longer hold any equity interest in WZNWT.

*For the purpose of this announcement and for illustrative purpose only, amounts denominated in RMB have been translated into HK$ using the following rate:*

*HK$1 = RMB0.88*

*No representation is made that any amount in RMB or HK$ could have been or could be converted at the above ratio or any other rates at all.*

By order of the board of
**NEW WORLD DEVELOPMENT COMPANY LIMITED**
**Leung Chi Kin, Stewart**
*Company Secretary*

By order of the board of
**NWS HOLDINGS LIMITED**
**Chow Tak Wing**
*Company Secretary*

Hong Kong, 12 March 2010



*As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.*

*As at the date of this announcement: (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung, Mr. William Junior Guilherme Doo and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of NWS are Mr. Doo Wai Hoi, William, Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWS are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.*

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

# INTERIM RESULTS ANNOUNCEMENT 2009/2010

## RESULTS

The board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 31 December 2009 as follows:

## CONDENSED CONSOLIDATED INCOME STATEMENT -UNAUDITED

For the six months ended 31 December 2009

| | *Note* | **2009 HK$m** | 2008 HK$m |
|---|---|---|---|
| Revenues | 2 | 12,116.8 | 12,070.4 |
| Cost of sales | | (7,986.9) | (8,244.1) |
| Gross profit | | 4,129.9 | 3,826.3 |
| Other income | | 12.6 | 9.4 |
| Other gains, net | | 2,446.9 | 155.6 |
| Selling and marketing expenses | | (339.4) | (195.5) |
| Administrative expenses | | (1,130.9) | (1,067.2) |
| Other operating expenses | | (1,301.3) | (1,292.9) |
| Changes in fair value of investment properties | | 2,369.1 | (2,353.7) |
| Operating profit/ (loss) | 3 | 6,186.9 | (918.0) |
| Financing income | | 319.0 | 355.4 |
| Financing costs | | (465.9) | (701.6) |
| | | 6,040.0 | (1,264.2) |
| Share of results of | | | |
| Jointly controlled entities | | 1,443.9 | 929.3 |
| Associated companies | | 540.2 | (36.3) |
| Profit/ (loss) before taxation | | 8,024.1 | (371.2) |
| Taxation | 4 | (993.2) | (29.0) |
| Profit/ (loss) for the period | | 7,030.9 | (400.2) |
| Attributable to: | | | |
| Shareholders | | 5,346.1 | (992.2) |
| Non-controlling interests | | 1,684.8 | 592.0 |
| | | 7,030.9 | (400.2) |
| Dividend | | 390.1 | 346.8 |
| Earnings/ (loss) per share | 5 | | |
| Basic | | HK$1.38 | (HK$0.28) |
| Diluted | | HK$1.37 | (HK$0.28) |



## CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME -UNAUDITED

For the six months ended 31 December 2009

| | **2009 HK$m** | 2008 HK$m |
|---|---|---|
| Profit /(loss) for the period | 7,030.9 | (400.2) |
| Other comprehensive income / (loss) | | |
| Fair value changes of available-for-sale financial assets | 463.1 | (805.4) |
| Deferred tax arising on fair value changes | (25.7) | 16.3 |
| Release of investment revaluation deficit to the income statement | - | 333.2 |
| Release of reserve upon disposal of available-for-sale financial assets | (91.1) | (14.1) |
| Deferred taxation reversed upon disposal | 19.1 | 2.6 |
| Release of exchange reserve upon disposal of subsidiaries | - | (12.9) |
| Share of other comprehensive income/ (loss) of jointly controlled entities | 60.2 | (66.4) |
| Translation difference | (8.8) | (32.2) |
| Other comprehensive income/ (loss) for the period | 416.8 | (578.9) |
| Total comprehensive income/ (loss) for the period | 7,447.7 | (979.1) |
| Total comprehensive income/ (loss) attributable to: | | |
| Shareholders | 5,792.3 | (1,504.7) |
| Non-controlling interests | 1,655.4 | 525.6 |
| | 7,447.7 | (979.1) |

## CONDENSED CONSOLIDATED BALANCE SHEET-UNAUDITED

| | Note | As at 31 December 2009 HK$m | As at 30 June 2009 HK$m |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Investment properties | | **36,344.3** | 31,007.7 |
| Property, plant and equipment | | **6,968.5** | 7,328.9 |
| Leasehold land and land use rights | | **5,202.7** | 5,075.8 |
| Intangible concession rights | | **801.1** | 834.1 |
| Intangible assets | | **1,457.5** | 1,684.0 |
| Interests in jointly controlled entities | | **29,781.2** | 31,918.5 |
| Interests in associated companies | | **8,329.8** | 7,828.3 |
| Available-for-sale financial assets | | **6,902.4** | 5,509.3 |
| Held-to-maturity investments | | **35.2** | 34.6 |
| Financial assets at fair value through profit or loss | | **172.8** | 378.1 |
| Derivative financial instruments | | **714.9** | 152.1 |
| Properties for development | | **13,662.9** | 11,152.7 |
| Deferred tax assets | | **568.5** | 476.5 |
| Other non-current assets | | **1,685.3** | 1,532.2 |
| | | **112,627.1** | 104,912.8 |
| **Current assets** | | | |
| Properties under development | | **18,516.3** | 16,264.1 |
| Properties held for sale | | **15,290.4** | 14,565.5 |
| Available-for-sale financial assets | | **-** | 105.9 |
| Stocks | | **434.3** | 402.9 |
| Debtors and prepayments | 6 | **17,341.0** | 20,914.7 |
| Financial assets at fair value through profit or loss | | **1.9** | 63.3 |
| Cash held on behalf of customers | | **-** | 3,661.9 |
| Restricted bank balances | | **103.3** | 257.2 |
| Cash and bank balances | | **24,559.8** | 14,080.0 |
| | | **76,247.0** | 70,315.5 |
| Non-current assets classified as assets held for sale | | **252.7** | 1,291.0 |
| | | **76,499.7** | 71,606.5 |
| **Total assets** | | **189,126.8** | 176,519.3 |



## CONDENSED CONSOLIDATED BALANCE SHEET-UNAUDITED

| | Note | As at 31 December 2009 HK$m | As at 30 June 2009 HK$m |
|---|---|---|---|
| **EQUITY** | | | |
| Share capital | | **3,867.3** | 3,867.3 |
| Reserves | | **75,105.5** | 69,732.9 |
| Proposed final dividend | | **-** | 812.1 |
| Interim dividend | | **390.1** | - |
| Shareholders' funds | | **79,362.9** | 74,412.3 |
| Non-controlling interests | | **25,103.6** | 23,070.7 |
| **Total equity** | | **104,466.5** | 97,483.0 |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Long-term borrowings | | **38,580.5** | 33,764.1 |
| Deferred tax liabilities | | **6,252.7** | 5,096.2 |
| Other non-current liabilities | | **388.5** | 375.0 |
| | | **45,221.7** | 39,235.3 |
| **Current liabilities** | | | |
| Creditors and accrued charges | 7 | **26,514.3** | 21,420.6 |
| Current portion of long-term borrowings | | **8,509.9** | 7,796.2 |
| Short-term borrowings | | **1,855.8** | 8,994.7 |
| Dividend payable | | **812.1** | - |
| Current tax payable | | **1,746.5** | 1,589.5 |
| | | **39,438.6** | 39,801.0 |
| **Total liabilities** | | **84,660.3** | 79,036.3 |
| **Total equity and liabilities** | | **189,126.8** | 176,519.3 |
| **Net current assets** | | **37,061.1** | 31,805.5 |
| **Total assets less current liabilities** | | **149,688.2** | 136,718.3 |

*Notes:*

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated interim financial statements (the "interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"). The interim financial statements should be read in conjunction with the 2009 annual financial statements.

The accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those set out in the annual report for the year ended 30 June 2009 except for the adoption of the new or revised standards, which are further explained as below.

The Group has adopted the following new or revised standards, amendments and interpretations which are mandatory for the financial year ending 30 June 2010:

| | |
|---|---|
| HKFRS 1 (Revised) | First-time Adoption of HKFRS |
| HKFRS 1 and HKAS 27 Amendments | Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate |
| HKFRS 2 Amendments | Vesting Conditions and Cancellations |
| HKFRS 7 Amendments | Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments |
| HKFRS 8 | Operating Segments |
| HKAS 1 (Revised) | Presentation of Financial Statements |
| HKAS 23 (Revised) | Borrowing Costs |
| HKAS 32 and HKAS 1 Amendments | Puttable Financial Instruments and Obligations Arising on Liquidation |
| HKAS 39 Amendment | Eligible Hedged Items |
| HK(IFRIC) – Int 15 | Agreements for the Construction of Real Estate |
| HK(IFRIC) – Int 16 | Hedges of a Net Investment in a Foreign Operation |
| HK(IFRIC) – Int 17 | Distributions of Non-cash Assets to Owners |
| HK(IFRIC) – Int 18 | Transfers of Assets from Customers |
| HKFRSs Amendments | Improvements to HKFRSs 2008 |

In addition, the Group has early adopted HKAS 32 Amendment "Financial Instruments: Presentation – Classification of Rights Issues" which is effective for annual periods beginning on or after 1 July 2010.

The effect of the adoption of these new or revised standards, amendments and interpretations are detailed below:

HKAS 1 (Revised) - Presentation of Financial Statements: The standard required all non-owner changes in equity (i.e. comprehensive income) to be presented in a single statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). The Group has chosen to adopt the two statements approach and a new condensed consolidated statement of comprehensive income is included after the condensed consolidated income statement in the interim financial statements for the six months ended 31 December 2009.

HKFRS 8 - Operating Segments: HKFRS 8 replaces HKAS 14 - Segment Reporting. The new standard uses a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group's current segment information is consistent with that used for internal purposes and the adoption of HKFRS 8 does not have any significant changes on the Group's reportable segments.

HKAS 40 Amendments - Investment property: The Group adopted these amendments with prospective application from 1 July 2009. Properties being constructed or developed for future use as investment properties are brought within the scope of HKAS 40 and are reclassified from properties under development at 1 July 2009 at their carrying amounts and are measured at fair value.

HKAS 32 Amendment - Financial Instruments: Presentation – Classification of Rights Issues: The offer of rights issue of New World China Land Limited ("NWCL"), a non-wholly owned subsidiary of the Group, which is denominated in currency other than the functional currency of NWCL is no longer accounted for as a derivative liability but is classified as equity of NWCL. As a result, there is no longer any change in fair value of the derivatives to be recognised in the income statement.



The effects on the condensed consolidated income statement for the six months ended 31 December 2009 are as follows:

| | HKAS 40 Amendments HK$m | HKAS 32 Amendment HK$m | Total HK$m |
|---|---|---|---|
| Increase/(decrease) in | | | |
| Changes in fair value of derivative liabilities | - | (287.8) | (287.8) |
| Changes in fair value of investment properties | (74.6) | - | (74.6) |
| Share of results of jointly controlled entities | 41.2 | - | 41.2 |
| Profit before taxation | (33.4) | (287.8) | (321.2) |
| Deferred taxation charge | 18.6 | - | 18.6 |
| Profit for the period | (14.8) | (287.8) | (302.6) |
| Attributable to: | | | |
| Shareholders | (18.9) | (201.5) | (220.4) |
| Non-controlling interests | 4.1 | (86.3) | (82.2) |
| | (14.8) | (287.8) | (302.6) |
| Earnings per share (HK$) | | | |
| Basic | (0.004) | (0.052) | (0.056) |
| Diluted | (0.004) | (0.052) | (0.056) |

The effects on the condensed consolidated balance sheet as at 31 December 2009 are as follows:

| | HKAS 40 Amendments HK$m | HKAS 32 Amendment HK$m | Total HK$m |
|---|---|---|---|
| Increase/(decrease) in | | | |
| Investment properties | 1,211.8 | - | 1,211.8 |
| Property under development | (1,286.4) | - | (1,286.4) |
| Jointly controlled entities | 41.2 | - | 41.2 |
| Total assets | (33.4) | - | (33.4) |
| Reserves | (18.9) | - | (18.9) |
| Non-controlling interests | 4.1 | - | 4.1 |
| Total equity | (14.8) | - | (14.8) |
| Deferred tax liabilities | (18.6) | - | (18.6) |
| Total equity and liabilities | (33.4) | - | (33.4) |

The adoption of other revised standards, amendments and interpretations does not have a significant effect on the results and financial position of the Group.

The following new or revised standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2010 or later periods but which the Group has not early adopted:
Effective for the year ending 30 June 2011

| | |
|---|---|
| HKFRSs Amendments | Improvements to HKFRSs 2009 |
| HKFRS 1 Amendment | Additional Exemptions for First-time Adopters |
| HKFRS 2 Amendment | Group Cash-settled Share-based Payment Transactions |
| HK(IFRIC) – Int 19 | Extinguishing Financial Liabilities with Equity Instruments |

Effective for the year ending 30 June 2012 or after

| | |
|---|---|
| HKFRS 9 | Financial Instruments |
| HKAS 24 (Revised) | Related Party Disclosures |
| HK(IFRIC) – Int 14 Amendment | Prepayments of a Minimum Funding Requirement |

The Group has already commenced an assessment of the impact of these new or revised standards, amendments and interpretations, certain of which may be relevant to the Group's operations and may give rise to changes in accounting policies, changes in disclosures and remeasurement of certain items in the financial statements. The Group is not yet in a position to ascertain their impact on its results of operations and financial position.

## 2. Revenues and segment information

Management has determined the operating segments based on the reports reviewed by the Executive Committee of the Company that are used to make strategic decision. Executive Committee reviews the Group's internal reporting in order to assess performance and allocate resources. Executive Committee considers the business from product and service perspective, which comprises property investment, property development, service, infrastructure, telecommunications, department stores, hotel operations and others (including media and technology businesses) segments.

Executive Committee assesses the performance of the operating segments based on a measure of segment operating profits. This measurement basis excludes the effects of changes in fair value of investment properties, unallocated corporate expenses and non-recurring items. Financing income and costs are also not allocated to segments.

| | Property investment HK$m | Property development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Department stores HK$m | Hotel operations HK$m | Others HK$m | Eliminations HK$m | Con-solidated HK$m |
|---|---|---|---|---|---|---|---|---|---|---|
| **Six months ended 31 December 2009** | | | | | | | | | | |
| External | 790.9 | 2,755.7 | 5,402.2 | 124.8 | 374.4 | 1,335.8 | 1,230.1 | 102.9 | - | 12,116.8 |
| Inter-segment | 62.5 | - | 848.2 | - | 29.8 | - | - | - | (940.5) | - |
| Revenues | 853.4 | 2,755.7 | 6,250.4 | 124.8 | 404.2 | 1,335.8 | 1,230.1 | 102.9 | (940.5) | 12,116.8 |
| Segment results | 515.2 | 236.4 | 626.3 | (6.6) | (11.7) | 282.5 | 113.0 | (50.5) | - | 1,704.6 |
| Other gains, net | | | | | | | | | | 2,446.9 |
| Changes in fair value of investment properties | | | | | | | | | | 2,369.1 |
| Unallocated corporate expenses | | | | | | | | | | (333.7) |
| Operating profit | | | | | | | | | | 6,186.9 |
| Financing income | | | | | | | | | | 319.0 |
| Financing costs | | | | | | | | | | (465.9) |
| | | | | | | | | | | 6,040.0 |
| Share of results of | | | | | | | | | | |
| Jointly controlled entities | 281.0 | 364.5 | 115.4 | 673.9 | - | - | 6.9 | 2.2 | - | 1,443.9 |
| Associated companies | 143.2 | 7.6 | 290.8 | 14.2 | 82.7 | (0.2) | (3.7) | 5.6 | - | 540.2 |
| Profit before taxation | | | | | | | | | | 8,024.1 |
| Taxation | | | | | | | | | | (993.2) |
| Profit for the period | | | | | | | | | | 7,030.9 |
| **As at 31 December 2009** | | | | | | | | | | |
| Segment assets | 35,985.8 | 58,424.9 | 9,928.7 | 2,383.2 | 1,244.4 | 4,761.1 | 6,382.7 | 5,958.5 | - | 125,069.3 |
| Interests in jointly controlled entities | 4,580.3 | 8,419.2 | 2,451.3 | 12,745.9 | - | - | 943.9 | 640.6 | - | 29,781.2 |
| Interests in associated companies | 1,756.1 | 1,179.7 | 2,807.7 | 347.0 | 2,101.0 | 0.9 | 112.4 | 25.0 | - | 8,329.8 |
| Unallocated assets | | | | | | | | | | 25,946.5 |
| Total assets | | | | | | | | | | 189,126.8 |
| Segment liabilities | 380.0 | 16,393.8 | 5,462.6 | 410.6 | 219.1 | 2,732.4 | 785.7 | 518.6 | - | 26,902.8 |
| Unallocated liabilities | | | | | | | | | | 57,757.5 |
| Total liabilities | | | | | | | | | | 84,660.3 |
| **Six months ended 31 December 2009** | | | | | | | | | | |
| Additions to non-current assets (Note a) | 1,156.0 | 1,290.9 | 100.4 | 18.2 | 98.1 | 99.1 | 69.5 | 20.1 | - | 2,852.3 |
| Depreciation and amortisation | 16.7 | 50.1 | 63.5 | 34.0 | 23.3 | 93.4 | 156.7 | 11.7 | - | 449.4 |
| Impairment charge and provision | 13.8 | 51.9 | 30.5 | - | - | - | 2.0 | 39.9 | - | 138.1 |



## 2. Revenues and segment information (Cont'd)

| | Property investment HK$m | Property development HK$m | Service HK$m | Infra-structure HK$m | Telecom-munications HK$m | Department stores HK$m | Hotel operations HK$m | Others HK$m | Eliminations HK$m | Con-solidated HK$m |
|---|---|---|---|---|---|---|---|---|---|---|
| **Six months ended 31 December 2008** | | | | | | | | | | |
| External | 747.4 | 774.8 | 7,228.9 | 170.7 | 466.2 | 1,257.1 | 1,269.8 | 155.5 | - | 12,070.4 |
| Inter-segment | 100.9 | - | 1,327.3 | - | 31.1 | - | 2.0 | 14.7 | (1,476.0) | - |
| Revenues | 848.3 | 774.8 | 8,556.2 | 170.7 | 497.3 | 1,257.1 | 1,271.8 | 170.2 | (1,476.0) | 12,070.4 |
| Segment results | 517.8 | 110.5 | 402.3 | 30.7 | (0.5) | 216.5 | 286.6 | 28.8 | - | 1,592.7 |
| Other gains, net | | | | | | | | | | 155.6 |
| Changes in fair value of investment properties | | | | | | | | | | (2,353.7) |
| Unallocated corporate expenses | | | | | | | | | | (312.6) |
| Operating loss | | | | | | | | | | (918.0) |
| Financing income | | | | | | | | | | 355.4 |
| Financing costs | | | | | | | | | | (701.6) |
| | | | | | | | | | | (1,264.2) |
| Share of results of | | | | | | | | | | |
| Jointly controlled entities | 107.4 | 181.4 | 54.7 | 595.5 | - | - | 16.0 | (25.7) | - | 929.3 |
| Associated companies | 14.7 | (15.6) | 12.7 | 1.4 | (48.9) | - | (0.9) | 0.3 | - | (36.3) |
| Loss before taxation | | | | | | | | | | (371.2) |
| Taxation | | | | | | | | | | (29.0) |
| Loss for the period | | | | | | | | | | (400.2) |
| **As at 30 June 2009** | | | | | | | | | | |
| Segment assets | 32,765.5 | 51,057.3 | 17,446.9 | 1,920.4 | 1,347.4 | 4,729.4 | 6,136.4 | 6,403.4 | - | 121,806.7 |
| Interests in jointly controlled entities | 5,888.2 | 9,401.0 | 1,996.3 | 13,088.8 | - | - | 958.2 | 586.0 | - | 31,918.5 |
| Interests in associated companies | 1,652.3 | 1,148.8 | 2,459.4 | 351.4 | 2,047.2 | 0.9 | 112.4 | 55.9 | - | 7,828.3 |
| Unallocated assets | | | | | | | | | | 14,965.8 |
| Total assets | | | | | | | | | | 176,519.3 |
| Segment liabilities | 696.9 | 7,210.6 | 10,310.0 | 202.5 | 186.0 | 1,762.4 | 644.7 | 782.5 | - | 21,795.6 |
| Unallocated liabilities | | | | | | | | | | 57,240.7 |
| Total liabilities | | | | | | | | | | 79,036.3 |
| **Six months ended 31 December 2008** | | | | | | | | | | |
| Additions to non-current assets (Note a) | 39.2 | 545.4 | 138.9 | 64.0 | 46.5 | 142.0 | 162.7 | 6.5 | - | 1,145.2 |
| Depreciation and amortisation | 34.5 | 19.8 | 63.7 | 39.2 | 23.2 | 91.1 | 85.6 | 14.8 | - | 371.9 |
| Impairment charge and provision | - | - | 139.5 | - | - | - | 10.4 | 199.6 | - | 349.5 |

*Note a:*
Additions to non-current assets represent additions to non-current assets other than financial instruments, deferred tax assets and retirement benefit assets.

## 2. Revenues and segment information (Cont'd)

| | Revenues | Non-current Assets (Note b) |
|---|---|---|
| | Six months ended 31 December 2009 HK$m | As at 31 December 2009 HK$m |
| Hong Kong and others | 6,429.7 | 35,940.9 |
| Mainland China | 5,145.4 | 28,436.8 |
| Macau | 541.7 | 59.3 |
| | 12,116.8 | 64,437.0 |
| | Six months ended 31 December 2008 HK$m | As at 30 June 2009 HK$m |
| Hong Kong and others | 7,256.1 | 34,149.2 |
| Mainland China | 2,880.8 | 22,867.0 |
| Macau | 1,933.5 | 67.0 |
| | 12,070.4 | 57,083.2 |

The Group's revenues and non-current assets attributed to Southeast Asia and North America accounted for an insignificant portion of the Group's total revenues and non-current assets respectively, and have been included under Hong Kong and others.

*Note b:*
Non-current assets represent non-current assets other than financial instruments, deferred tax assets and retirement benefit assets.

## 3. Operating profit/(loss)

Operating profit /(loss) of the Group is arrived at after crediting/(charging) the following:

For the six months ended 31 December 2009

| | 2009 HK$m | 2008 HK$m |
|---|---|---|
| Dividend income from listed and unlisted investments | 12.6 | 9.4 |
| Gain on deemed acquisition/disposal of interests in subsidiaries | – | 137.6 |
| Gain on previously held equity interests as jointly controlled entities | 513.3 | – |
| Net profit on disposal of | | |
| Available-for-sale financial assets | 225.1 | 16.2 |
| Subsidiaries | 936.7 | 56.6 |
| Excess of fair value of net assets acquired over the cost of acquisition of interests in subsidiaries | 483.7 | 50.9 |
| Fair value gain on financial assets at fair value through profit or loss | 253.5 | 371.6 |
| Cost of inventories sold | (3,762.3) | (1,732.8) |
| Fair value gain on non-controlling interests retained | 105.8 | – |
| Depreciation and amortisation | (449.4) | (371.9) |
| Impairment charge on assets | (138.1) | (349.5) |



## 4. Taxation

For the six months ended 31 December 2009

| | 2009 HK$m | 2008 HK$m |
|---|---|---|
| Current taxation | | |
| Hong Kong profits tax | 291.8 | 209.2 |
| Mainland China and overseas taxation | 269.7 | 138.4 |
| Mainland China land appreciation tax | 76.2 | 19.9 |
| Deferred taxation | | |
| Valuation of investment properties | 345.9 | (342.6) |
| Temporary differences | 9.6 | 4.1 |
| | 993.2 | 29.0 |

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period.

Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. These rates range from 9% to 25% (2008: 3% to 33%).

Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sale of properties less deductible expenditures including costs of land use rights and property development expenditures.

Share of taxation of jointly controlled entities and associated companies of HK$368.5million and HK$66.7million (2008: HK$119.4 million and HK$22.3 million), respectively, are included in the income statement as share of results of jointly controlled entities and associated companies.

## 5 Earnings/ (loss) per share

The calculation of basic and diluted earnings/ (loss) per share for the period is based on the following:

For the six months ended 31 December 2009

| | 2009 HK$m | 2008 HK$m |
|---|---|---|
| Profit /(loss) attributable to shareholders | 5,346.1 | (992.2) |
| Effect of dilutive potential shares | | |
| Interest expense on convertible bonds | – | – |
| Adjustment on the effect of dilution in the results of subsidiaries | (36.6) | (21.9) |
| Profit/ (loss) for calculation of diluted earnings / (loss) per share | 5,309.5 | (1,014.1) |

| | Number of shares 2009 | 2008 |
|---|---|---|
| Weighted average number of shares (million) for calculating basic earnings /(loss) per share | 3,867.3 | 3,595.4 |
| Effect of dilutive potential shares | | |
| Share options | – | – |
| Convertible bonds | – | – |
| Weighted average number of shares (million) for calculating diluted earnings /(loss) per share | 3,867.3 | 3,595.4 |

The loss per share for the six months ended 31st December 2008 have been adjusted to reflect the effect of rights issue of NWCL during the period.

Diluted earnings/(loss) per share for the six months ended 31 December 2009 and 2008 did not assume the conversion of the convertible bonds and the exercise of share options outstanding during the period since their conversion and exercise would have an anti-dilutive effect.

6. **Trade debtors**

Aging analysis of trade debtors is as follows:

| | As at 31 December 2009 HK$m | As at 30 June 2009 HK$m |
|---|---|---|
| Current to 30 days | **4,912.2** | 6,630.5 |
| 31 to 60 days | **307.0** | 316.4 |
| Over 60 days | **683.3** | 552.6 |
| | **5,902.5** | 7,499.5 |

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sale proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

7. **Trade creditors**

Aging analysis of trade creditors is as follows:

| | As at 31 December 2009 HK$m | As at 30 June 2009 HK$m |
|---|---|---|
| Current to 30 days | **6,712.8** | 6,286.0 |
| 31 to 60 days | **639.8** | 495.4 |
| Over 60 days | **1,179.8** | 1,098.5 |
| | **8,532.4** | 7,879.9 |
| Payable arising from securities businesses *(Note)* | **–** | 4,694.1 |
| | **8,532.4** | 12,574.0 |

*Note:*
Payables arising from securities business mainly represented accounts payable to clients, brokers, dealers and clearing houses. The majority of accounts payable balances were repayable on demand except where certain accounts payable to clients represented those required margin deposits received from clients for their trading activities under normal course of business. The Group has disposed of its securities business in December 2009.

8. **Pledge of assets**

As at 31 December 2009, HK$31,081.0 million (30 June 2009: HK$33,641.7 million) of total Group's assets were pledged as securities for loans granted to the Group.

9. **Contingent liabilities**

The Group's contingent liabilities as at 31 December 2009 amounted to HK$6,437.8 million (30 June 2009: HK$6,638.7 million).



## INTERIM DIVIDEND

The Directors have declared an interim dividend for the financial year ending 30 June 2010 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders registered on 14 April 2010.

Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that shareholders be given the option to elect to receive payment in cash of HK$0.10 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 3 May 2010.

## BOOK CLOSE DATES

| | | |
|---|---|---|
| Book close dates (both days inclusive) | : | 8 April 2010 to 14 April 2010 |
| Latest time to lodge transfer with Share Registrar | : | 4:00 p.m. on 7 April 2010 |
| Address of Share Registrar | : | Tricor Tengis Limited,<br>26/F., Tesbury Centre,<br>28 Queen's Road East, Hong Kong |

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 31 December 2009, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

## MAJOR ACQUISITIONS AND DISPOSALS

1. Pursuant to a sale and purchase agreement dated 19 November 2009, NWSH disposed of part of its interest in Taifook Securities Group Limited ("Taifook Securities") during the period and the transaction was completed on 21 December 2009 (the "Disposal"). Immediately before the completion of the transaction, NWSH held approximated 61.86% interest in Taifook Securities and pursuant to the Disposal approximately 52.86% interest in Taifook Securities was disposed of and the remaining approximately 9% interest was retained.

2. During the period, NWCL acquired 40% interest in Guangzhou Jixian Zhuang New World City Garden Development Limited ("Jixian Zhuang") for a consideration of RMB1 and 52.5% equity interest in Shanghai Trio Property Development Co., Ltd ("Trio") for a consideration of approximately HK$521 million. Jixian Zhuang is principally engaged in the development of Guangzhou Park Paradise, a residential development in Rongtai Cun, Baiyun District, Guangzhou, Guangdong Province, the PRC. The principal activity of Trio is the development of Shanghai Zhongshan Square located in Hongqiao Development Zone, Shanghai, the PRC. After the acquisitions, Jixian Zhuang and Trio become wholly-owned subsidiaries of NWCL.

3. In December 2009, NWCL disposed of its entire interest in Shanghai Juyi Real Estate Development Co., Ltd ("Juyi") to Guilherme Holdings (Hong Kong) Limited for a consideration of approximately HK$1,174 million. Juyi is principally engaged in the development of Shanghai Hong Kong New World Garden located in Luwan District, Shanghai, the PRC. The disposal gave rise to a net disposal loss of HK$15 million to NWCL group.

## EMPLOYEES AND REMUNERATION POLICIES

The Group has approximately 55,000 employees at 31 December 2009 employed by entities under the Group management. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company and all the listed subsidiaries of the Group, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or the respective subsidiaries.

## REVIEW OF INTERIM RESULTS

The Company's unaudited interim results for the six months ended 31 December 2009 have not been reviewed by external auditors, but have been reviewed by the Audit Committee of the Company.

## CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules throughout the six months ended 31 December 2009 except for the following deviation:

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has approximately 55,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

## LIQUIDITY AND CAPITAL RESOURCES

**Net Debt**

| | As at 31 December 2009 HK$m | As at 30 June 2009 HK$m |
|---|---|---|
| Consolidated net debt | 22,695.0 | 34,187.5 |
| NWSH– (net cash) | (1,513.0) | 3,600.9 |
| NWCL | 8,276.5 | 12,115.6 |
| NWDS – (net cash) | (3,413.7) | (2,923.5) |
| Net debt (exclude listed subsidiaries) | 19,345.2 | 21,394.5 |

The Group's debts were primarily denominated in Hong Kong dollar and Renminbi. In respect of the Group's operation in Mainland China, the Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of Renminbi contributed to those projects. Apart from this, the Group does not have any other material foreign exchange exposure.

The Group's borrowings were mainly arranged on a floating rate basis. The Group used interest rate swaps to convert the rate from floating to fixed rate basis to hedge part of the Group's underlying exposure. As at 31 December 2009, the Group had outstanding floating-to-fixed interest rate swaps in the aggregate amount of HK$4,400 million.

Equity of the Group increased from HK$97,483.0 million as at 30 June 2009 to HK$104,466.5 million as at 31 December 2009.

As at 31 December 2009, the Group's cash and bank balances stood at HK$24,689.2 million (30 June 2009: HK$14,363.3 million) and the consolidated net debt amounted to HK$22,695.0 million (30 June 2009: HK$34,187.5 million). The net debt to equity ratio was 21.7%, a decrease of 13.4% as compared with 30 June 2009. The decrease was mainly due to the proceeds from the sale of residential units, proceeds from partial disposal of interests in Taifook Securities Group Limited and the amount raised in relation to a rights issue of new shares in NWCL and the increase in equity.

A total of RMB46.0 million convertible bonds issued by a subsidiary company of NWCL have been repurchased by the Group for the six months ended 31 December 2009.



The Group's long-term bank loans and convertible bonds and short-term bank and other loans as at 31 December 2009 were HK$46,027.1 million and HK$1,357.1 million respectively. The maturity of long-term bank loans and convertible bonds as at 31 December 2009 is as follows:

| | HK$m |
|---|---|
| Within one year | 8,509.9 |
| In the second year | 8,214.2 |
| In the third to fifth year | 27,678.5 |
| After the fifth year | 1,624.5 |
| | 46,027.1 |

## BUSINESS REVIEW

For the six months ended 31 December 2009, NWD recorded a turnover of HK$12,116.8 million and profit attributable to shareholders of the Company amounted to HK$5,346.1 million. Contribution from recurrent operation including property sales, rental, infrastructure, service and department store achieved satisfactory growth during the period under review. If stripping out the Other gain, net and Changes in fair value of investment properties related effects, the Group's underlying profits amounted to HK$1,861.7 million, an increase of 83% compared to the previous period.

**Hong Kong Property Development**

In the second quarter of 2009, following the Mainland property market, the property market in Hong Kong showed signs of stabilization. Low interest rate, high liquidity and encouraging performance of the stock market triggered the turnaround of market sentiment. Sales momentum was significantly improved with robust growth in transaction volume and property prices.

According to the figures released by The Land Registry of the HKSAR Government, number of sale and purchase agreements of residential building units in 2009 reached 115,000 units, an increase of 20% over 2008. As the local economy continues to improve, the property market is expected to growth healthily in 2010.

During the period under review, the Group's effective share of Hong Kong property sales amounted to approximately HK$600 million. The contributions were mainly from the sales of Harbour Place (海濱南岸) and Wylie Court (衛理苑).

The mass residence Emerald Green (翹翠峰) and the luxury trophy project The Masterpiece (名鑄), have both received positive market responses since their launch in 2009. During the period under review, around 90% and 60% of the residential area had been sold respectively.

The Group are now finalizing with Urban Renewal Authority to deal with all the unsold area of the Hanoi Road Project, Tsim Sha Tsui, including The Masterpiece, Hyatt Regency Hong Kong, Tsim Sha Tsui and K11 in accordance with the procedures as stipulated under the participation agreement, which is expected to occur in mid of 2010. As the results arising from the project cannot be determined until completion of the finalization of the above, the results of the project, including but not limited to the sale of The Masterpiece will be included in the year ending 30 June 2010.

Capitalizing the booming of housing demand, Belcher's Hill (寶雅山) in Western District was launched in January 2010. The project is situated in the Central-West school net and is next to the terminal station of MTR West Island Line under construction. Currently, majority of the residential units were sold.

The Group expects to launch five new projects with 1,333 units to the market in 2010 and 2011. They are Belcher's Hill, which was launched in January 2010, 9-12 Chun Fai Terrace in Tai Hang (大坑春暉臺項目), Phase 1 of Tong Yan San Tsuen in Yuen Long (元朗唐人新村第一期), 55 Conduit Road in Mid-Levels (半山干德道55號) and the Che Kung Temple Station Project in Shatin (沙田車公廟站項目).

The Group has a total of over 20 million sq ft of agricultural land reserve pending conversion. Meanwhile, the Group is negotiating with the government on the land premium for the conversion of 5 million sq ft agricultural land, most of them designated for residential usage.

| Agricultural landbank by location | Total land area (sq ft) | Attributable land area (sq ft) |
|---|---|---|
| Yuen Long | 14,331,538 | 12,930,038 |
| Sha Tin / Tai Po | 2,122,000 | 2,122,000 |
| Fanling | 2,260,000 | 2,260,000 |
| Sai Kung | 1,265,000 | 1,028,000 |
| Tuen Mun | 120,000 | 120,000 |
| **Total** | 20,098,538 | 18,460,038 |

In October and December 2009, the Group has committed approximately HK$3.6 billion for the Group's share of farmland conversion land premium to the government for two joint venture property development projects, namely Wu Kai Sha Project in Ma On Shan (馬鞍山烏溪沙項目) and Tai Tong Road Project in Yuen Long (元朗大棠路項目). Total attributable gross floor area ("GFA") involved is around 1.2 million sq ft.

In addition to farmland conversion, the Group has been actively pursuing to replenish its landbank in the urban areas of Hong Kong as to provide a steady pipeline of development sites in coming years. Various means, including public auctions, private acquisition and tendering for development projects offered by Urban Renewal Authority, the MTRC and the Government are being considered.

In March 2010, the Group's 50/50 joint venture won the property development tender for the Austin MTR Station project. The project covering a total site area of 295,181 sq ft with permissible GFA of approximately 1.3 million sq ft for residential use. The Group's share of total capital commitment is expected to be approximately HK$5.8 billion, with HK$3.9 billion attributable to the Group's share of committed land premium.

Inclusive of approximately 640,000 sq ft attributable GFA from the Austin MTR Station project, the Group currently has a landbank of 6.7 million sq ft total GFA for immediate development.

| Landbank by location | Attributable GFA (sq ft) |
|---|---|
| Hong Kong Island | 446,222 |
| Kowloon | 1,915,011 |
| New Territories (excluding areas pending agricultural land conversion) | 4,375,214 |
| **Total** | 6,736,447 |

**Hong Kong Property Investment**

The demand and rental rates of prime office buildings were greatly reduced under the destructive wave of the global financial tsunami. Nevertheless, global economic boosting measure mitigated the weak market sentiment. Signs of stabilization had been observed in the office market. The negative take-ups trend of office spaces has started to turn positive and office rentals have also begun to stabilize starting from the fourth quarter of 2009.

Retail market in Hong Kong has also been back on track after adversely affected by the economic downturn in the first three quarters of 2009. The improving economic condition, better employment rate and the positive wealth effect brought by stock market have stimulated the local consumer confidence. The increase in tourist spending associated with the positive growth of inbound tourists has also provided a solid foundation of the recovery.

The Group's gross rental income in Hong Kong amounted to HK$587.5 million. All the major projects in the Group's investment portfolio attained satisfactory occupancy.



K11, the first Art Mall in the world, was opened in December 2009. Currently, K11 achieved a satisfactory occupancy and 65% of the shops are flagship stores of the world's trendy brands or shops coming to Hong Kong for the first time. Pioneering the blend of three essential values: Art • People • Nature, K11 is becoming a core multi-cultural dimension in Hong Kong and brings shoppers to a unique shopping experience.

The redevelopment of New World Centre is scheduled to begin in mid 2010. Following the demolition of the New World Centre East Wing Office Tower in 2009, the remaining core components of the property will be demolished in phases.

## Hotel

Hong Kong hotel industry has experienced rigorous challenges since the third quarter of 2008 due to the global economic downturn. The outbreak of human swine influenza in May 2009 further deteriorated the situation. Nevertheless, as the global economy has gradually stabilized and travellers' concerns over the disease have receded, there was a turnaround in tourist arrival since the fourth quarter of 2009 and a positive growth has been recorded since then.

Visitors from Mainland China were the major engine of the recovery, contributing to over 60% of the total arrivals to Hong Kong and brought the total arrivals up 0.3% to a record high of 29.5 million in 2009. The long-haul market has been slower to recover. However, there was a significant improvement over the double-digit decline in the early part of the third quarter of 2009. A positive growth has been recorded in arrivals from the America and South Pacific Region since November 2009.

Overall performance of the Group's hotels in Hong Kong was adversely affected by the gloomy tourism market in the first few months during the period under review. Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel recorded an average occupancy of 73% and the average room rate achieved was dropped 18% in the first half of FY2010. Nevertheless, the positive arrivals trend since the fourth quarter of 2009 stimulated the rebound on the occupancy rate, achieving around 80% since November 2009.

Excluding the global economic downturn and the spread of human swine influenza, the unfavourable operating result from the hotel segment was mainly due the pre-mature results of New World Hotel Dalian, Hyatt Regency Hong Kong, Sha Tin and Hyatt Regency Hong Kong, Tsim Sha Tsui during the period under review.

The Group's Hyatt Regency Hong Kong, Tsim Sha Tsui has been operating smoothly since its launch in October 2009, providing 381 rooms. Meanwhile, New World Hotel Management Limited ("NWHML") continues to expand the presence of the New World Hotels brand in Mainland China, Macau and the South-East Asia Region.

NWHML assumed management of the New World Hotel Makati City, Manila and New World Hotel, Shunde in October 2009 and January 2010 respectively. Currently, nine hotels of New World Group are managed by NWHML.

As the redevelopment of the New World Centre in Tsim Sha Tsui is scheduled to commence within 2010, Renaissance Kowloon Hotel, one of the major portions of the New World Centre, ceased its operation after 28 February 2010.

## New World China Land Limited ("NWCL")

During the first half of FY2010, NWCL recorded a profit of HK$940.3 million, an increase of 151% when compared to a profit of HK$374.2 million achieved during the first half of FY2009. However, NWCL's underlying attributable profits from core business operations had dropped over 5% to HK$546.1 million against an attributable profit of HK$579.1 million recorded in the first half of FY2009.

During the period under review, the overall property sales of NWCL was stimulated by the improved market sentiment and positive property market outlook, with 257% increase in sales volume to a total GFA of 524,730 sq m with gross sale proceeds of over RMB3,530.2 million. Nevertheless, the overall contribution from property sales did not increase in the same magnitude as majority of projects completed and sold during the period under review were lower-priced residential units located in second-tier cities such as Changsha and Guiyang. The overall gross profit margin achieved during the period under review dropped over 15% against the first half of FY2009.

In the first half of FY2010, NWCL has completed six property development projects in Wuhan, Changsha, Chengdu, Guangzhou and Guiyang with a total GFA of 310,887 sq m, representing a 65% increase over the same period of last year.

In the first half of FY2010, NWCL's rental operation recorded a slight decrease of 5% compared to the first half of FY2009. The decrease was mainly attributable to a reduction of turnover rental rate upon renewal of tenancy at Beijing New World Centre and reduced rentable area of service apartment and office space at Beijing New World Centre upon sales. The continuing improvement in occupancy rates of various office premises during the period, particularly prominent for Wuhan New World Centre and Wuhan New World Trade Tower, mitigated effects of decrease in operating revenue from shopping arcade.

In the first half of FY2010, NWCL's investment property portfolio has increased by 60,635 sq m upon the completion of retail spaces and car parks in Changsha, Guangzhou and Xintang.

During the period under review, NWCL issued 1,918,584,241 shares of HK$0.10 each at HK$2.55 per rights share by way of rights issue on the basis of one rights share for every existing two shares. The net proceeds will be used to refinance existing borrowings and debts, including the possible redemption or repurchase of outstanding convertible bonds. The rights issue scheme has further strengthened NWCL capital base.

**NWS Holdings Limited ("NWSH")**

NWSH reported a profit attributable to shareholders of HK$2,305.4 million for the first half of FY2010, an increase of 183%. A significant gain from the partial disposal of Taifook Securities Group Limited ("Taifook Securities") of HK$728.7 million was recognized. NWSH's continuing corporate strategy to enhance shareholders' value and to focus its resources on stable growth areas such as infrastructure business.

Infrastructure

Infrastructure segment recorded a stable contribution to the Group, mainly due to the improvement of energy division and offset by the weakened performance of the roads division.

Performance of Guangzhou City Northern Ring Road was severely affected by the partial closure of the expressway during its major repair and maintenance works from July to November 2009. Its average daily traffic flow decreased significantly by 33%. Performance of other expressways within the Pearl River Delta Region rebounded during the period under review. Average daily traffic flow of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) and Shenzhen-Huizhou Roadway and Expressway increased 11% and 13% respectively.

The growth in electricity sales and softened coal prices led to a significant increase in contribution from the energy division. Combined electricity sales of Zhujiang Power Plants grew by 11% as benefited from the recovery of the economy. Electricity sales of Chengdu Jintang Power Plant was up 10%. Since the opening of several new hotels and entertainment facilities, electricity sales of Macau Power increased by 7%.

Contributions from water projects in Mainland China continued to grow. Chongqing Water Plant reported 20% growth in daily average treated volume. Sales volume for industrial water and sewage treatment volume of Shanghai SCIP Water Treatment Plants increased by 17% and 10% respectively. In Macau, the average daily sales volume of Macau Water Plant grew by 3%. In March 2009, NWSH acquired a 26% effective interest in Tianjin Jieyuan Water Plant to further enhance the water business portfolio.



Owing to the global freight market downturn, profit contribution from ATL Logistics Centre reduced during the period under review. While the average occupancy rate maintained at a high level of 97% and an increase in overall average rental was observed, significant drop in container freight station revenue, storage and gate charge income was recorded. With the aim at providing professional warehousing and terminal services to an ever-growing global clientele, a new logistics warehouse in Kwai Chung with total leasable area of approximately 920,000 sq ft is expected to be completed by 2011.

The new Chongqing Terminal of China United International Rail Containers Co., Ltd. has commenced operation in December 2009 and the Kunming Terminal handled a total throughput of 110,000 TEUs during the first half of FY2010, representing an increase of 31%. The construction of the terminals in Zhengzhou, Chengdu, Dalian, Qingdao, Wuhan and Xian is expected to be completed in 2010. All 18-rail container terminals are planned to be completed by end of 2012.

Service

Service segment recorded a substantial increase in revenue contribution mainly due to an encouraging performance from free duty operation and Taifook Securities.

Hong Kong Convention & Exhibition Centre experienced a significant success in results with its exhibitions for the first half of FY2010 subsequent to the increase of its total rental space to 91,500 sq m after the completion of Atrium Link extension in April 2009. A total of 547 events were held during the period and patronage exceeded 3.4 million. Most recurrent international trade exhibitions reflected growth in gross exhibition space and increase in the overall attendance.

Benefiting from the robust growth in Mainland visitors arrivals via railway and the increased spending per passenger, Free Duty in Lo Wu and Hung Hom MTR Stations produced outstanding results during the period under review. Lok Ma Chau MTR Station also recorded a great improvement in terms of both retail sales revenue and profits.

Profit contributions from the facility services business dropped by 30%. The sharp decrease was primarily due to the loss of revenue in general resulted from economic downturn during the period under review. NWSH's property management portfolio covers over 16.5 million sq m of commercial, industrial and residential areas in Hong Kong and Mainland China.

As at 31 December 2009, the gross value of contracts on hand for the construction group was approximately HK$21.2 billion. The performance of the Group's mechanical and engineering business remained satisfactory with an improved gross profit margin. Meanwhile, the performance of local bus and ferry operations improved significantly as a result of the decline in overall fuel costs.

A significant improvement in contribution from Taifook Securities was mainly due to increase in stock market turnover and higher contribution from its core operations since the stock market has shown clear signs of rebound in March 2009. Tricor business operations in Hong Kong and Singapore together contributed over 80% of the total profit. During the period under review, two companies, which provide software consulting and general business support services in Malaysia, were acquired.

**New World Department Store China Limited ("NWDS")**

In the first half of FY2010, the total revenue of NWDS amounted to HK$988.6 million, grew by 11.8% against same period last year. Profit attributable to shareholders increased by 5.2% to HK$272.0 million, compared to previous period.

During the period under review, the Central China Region contributed the most to NWDS's revenue, accounting for 32.5% of total revenue, followed by the Eastern China Region and the Northeastern China Region, accounting for 29% and 21% respectively.

As at the end of December 2009, NWDS business network comprised 22 self-owned stores and 11 managed stores, with a total GFA of about 1,068,330 sq m and a total operating floor area of about 807,500 sq m. Located in five operational regions, namely Northeastern China, Northern China, Eastern China, Central China and Southwestern China, the stores covered 17 major cities in China.

NWDS is rebranding its image with new operation concept of "Fashion Style" and "Living Style". The corporate rebranding programme was kicked-off on 9 September 2009 in Shenyang of the Northeastern China Region. Shenyang Nanjing Street Branch Store and Shenyang Zhonghua Road Branch Store pioneered the operational modes of "Fashion Gallery" and "Living Gallery" in order to cultivate a broad customer base through differentiated marketing.

Following the launch in Shenyang of the Northeastern China Region, the rebranding programme will be continued in Northern China region and Eastern China region in 2010 with Beijing and Shanghai as the launching cities respectively. Central China region and Southwestern China region will start the revamp in 2011 with Wuhan and Chengdu as the respective cities to embark on. The whole project is expected to complete in 2011.

NWDS will continue to set up new self-owned stores line with two main criteria. First, NWDS will look for new sites in prime locations of cities with either a booming economy or good growth prospect. Second, NWDS will pursue regional growth by implementing expansion strategies of "multiple stores in a single city" and "radiation cities" in various core growth cities within our operational regions. These include Wuhan in Central China Region, Shenyang in Northeastern China Region, Beijing in Northern China Region, Shanghai in Eastern China Region and Chengdu in Southwestern China Region.

In January 2010, NWDS's eighth store in Shanghai, Shanghai Baoshan Branch Store had its soft opening. With GFA of approximately 39,000 sq m, Shanghai Baoshan Branch Store is the first newly developed "Living Gallery" providing one-stop shopping, leisure, dining and integrated services in Eastern China Region. The successful launch of Shanghai Baoshan Branch Store serves as a role model for the coming "Living Gallery" and "Fashion Gallery", taking an important step of the rebranding programme.

NWDS planned to open five new stores in 2010 and 2011. In addition to the launched Shanghai Baoshan Branch Store, Beijing Shishang Store and Shanghai Chengshan Store will be opened in 2010, while Zhengzhou Store and Shenyang Jianqiao Road Store will be opened in 2011. Extra spaces approximate GFA 185,000 sq m will be available.

In January 2010, NWDS has successfully acquired the operating rights of Shanghai Pujian Branch Store, a formerly managed-store.

**Telecommunication**

During the year under review, New World Telecommunications Limited ("NWT") has modernized its network to create new revenue streams and drive business growth for the coming years. The network modernization will improve NWT's time-to-market by responding faster to the dynamically changing business needs. NW iMedia has strengthened its IT infrastructure by deploying various new systems with the aim in providing advanced Display Ad and Search Marketing services for customers

In the first half of FY2010, CSL New World Mobility Group ("CSLNWM") recorded revenue of HK$2,514 million, down 15.5% year-on-year. The decrease was mainly driven by the decline in handset sales and voice revenue, offsetting 3.0% growth in mobile data revenues. Despite the improvement in EBITDA margin on sales revenue, the EBITDA dropped to HK$751 million, down 4.8% year-on-year. The decrease was mainly due to the decline in high margin international roaming.

With the completion of the Next G™ network and the corresponding decommissioning and accelerated depreciation of the legacy network having concluded during the last fiscal year, the depreciation and amortization expense during the first half of FY2010 had decreased substantially. The EBIT was turned to a gain of HK$453 million from a loss of HK$245 million in the first half of FY2009.

**New World Strategic Investment ("NWSI")**

NWSI is a wholly-owned subsidiary and the direct investment arm of New World Group. Since its establishment in August 2007, NWSI has been setting its sight on pre-IPO and value-enhancing investment opportunities, focusing on investing in fast-growing private companies from one to three years before they go public, and with a view to maximizing the return for both NWSI and our partners through synergies.



In pursuit of its "new strategy, new thinking" objective, NWSI continues to identify investment projects with development potential in various areas. In 2008, NWSI invested in Biomax Environment Holdings Limited ("Biomax"). Biomax is a company specializing in waste-to-energy and is focusing on the investment, development, operation and management of waste treatment and renewable energy projects in China. To effectively respond to the need of China's waste management, Biomax not only introduced sophisticated technologies that have been widely adopted in Europe to China, but also successfully developed a unique Municipal Solid Waste comprehensive treatment solution, aiming to transform wastes into non-hazardous materials and resources. Biomax was acquired by Hembly International Holdings Limited (to be renamed as "New Environmental Energy Holdings Limited" ) for a total consideration of approximately HK$1.15 billion and in turn listed on the main board of The Stock Exchange of Hong Kong Limited in December 2009. NWSI received convertible notes for the shares of Hembly as consideration in this transaction.

During the period under review, NWSI also invested in promising sectors such as commercial retail, resources and renewable energy, so as to capitalize on the opportunities arising on the rapid economic growth of the PRC.

**New World China Enterprises Projects Limited ("NWCEP")**

NWCEP focuses on strategic investments in high growth companies with listing potentials. NWCEP also acts as project manager for a China focused private equity fund, namely New World Liberty China Ventures Limited ("NWLCV"). The total accumulated investment amount of NWCEP is about US$163 million for over 20 projects.

During the first half of FY2010, NWLCV disposed its interest in a biotechnology drugs company and a phytopharmaceutical materials manufacturer, with approximately 112% and 160% of investment return respectively. NWLCV also disposed its remaining interests in an apparel products manufacturer.

**New World TMT Limited ("NWTMT")**

To benefit from regional liberalization initiatives and technological advancement, NWTMT continues to focus on profit generating services and applications in Mainland China and the Asia Pacific region. Leveraging on the existing projects, NWTMT would strive to expand the current portfolio both in breadth and depth, to achieve better business synergy and economic of scale.

## OUTLOOK

The "concerted" efforts by various central banks using stimulus package to boost the economy has shown stabilization effect since the second quarter of 2009. The quick rebound of Mainland China property market was followed by the Hong Kong property market. The strong liquidity and low interest environment cradled the favourable conditions for almost all business sectors.

In Hong Kong, the strong residential market recorded 16,161 primary transactions in 2009, up 46% year-on-year. There was a short while at the end of 2009 showing signs of slowdown. However, the low interest rate, strong liquidity and low supply landscape soon restored market momentum. Our successful launch of Belcher's Hill in late January 2010 signaled the strong demand of residential properties. Office and retail rental market have become more vibrant. Active business environment requires more office space which in turn may fuel the uptick of rental rates. In the last quarter of 2009, the Hong Kong private consumption expenditure was up 4.9% year-on-year. The spectacular growth from only 0.5% in the previous quarter is definitely a piece of good news to the retail rental market.

Occupancy rate for high-tariff A hotels in Hong Kong has attained 79% or above for four consecutive months starting October 2009. Occupancy stability usually means the improvement of room rates in the next round.

In Mainland China, Government policy will be a key to market development. The Central Government is likely to continue implementing policies to encourage domestic consumption to fuel economic growth. It is widely expected that the Central Government will not make a major shift from its current policies to extinguish the steaming growth engines, including the property market. Nevertheless, there would be minor adjustments to pace the market and economic rhythm. It would not be surprised to see announcements of individual policies on curbing market irregularities and misbehaviour. Mainland China property market will develop healthily in 2010. However, volume is very probably to be down due to supply shortage in certain cities and market pricing not as attractive as during the first quarter of 2009.

Both our Infrastructure and Service divisions have benefited from the global economic recovery, albeit in different degrees. The Group will continue to expand our investments in infrastructure projects in Mainland China. At the same time, NWSH will continue to consolidate its non-core businesses in order to enhance shareholders' value. The disposal of the majority shareholding in Taifook Securities is part of this corporate strategy.

2009 was a really tough year for Mainland China retail industry. Looking ahead, with The Central Government driving on with its economic stimulus packages, one can expect stable growth in 2010. Despite big challenges in the retail operating environment, the Group remains confident that by capitalizing on experiences and strengths accumulated over more than 16 years, on our firm customer base, our sound reputation, and the nationwide corporate rebranding underway since 2009, the Group can outperform our counterparts in the department stores business amidst intense competition with a distinct profile and keep on enlarging our retail roadmap.

As at 31 December 2009, the Group's cash and bank balances stood at HK$24,689.2 million and consolidated net debt amounted to HK$22,695.0 million. The net debt to total equity ratio was 21.7%, down 13.4 percentage points as compared with the end of FY2009. In order to strengthen our capital structure, a US$500 million 10-year fixed rate bond has been issued in February 2010. This act helps improving the maturity profile and capturing the all-time-low interest rate.

**Dr. Cheng Kar-Shun, Henry**
**Managing Director**

Hong Kong, 17 March 2010

*As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung , Mr. LIANG Cheung-Biu, Thomas and Ms. KI Man-Fung, Leonie and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.*

新世界發展有限公司
**New World Development Company Limited**
(incorporated in Hong Kong with limited liability)

**(Stock Code: 0017)**

**CLOSURE OF REGISTER OF MEMBERS**

The board of directors (the "Board") of New World Development Company Limited (the "Company") has on 17 March 2010 declared an interim dividend for the financial year ending 30 June 2010 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders of the Company as registered at the close of business on Wednesday, 14 April 2010.

The register of members of the Company will be closed from Thursday, 8 April 2010 to Wednesday, 14 April 2010, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 7 April 2010.

By Order of the Board
**Leung Chi-Kin, Stewart**
*Company Secretary*

Hong Kong, 17 March 2010

*As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.*